Exhibit (a)(1)(L)

AURIZON MINES LIMITED

RESTRICTED SHARE UNIT PLAN

Effective as of August 8, 2012

As Amended by Directors’ Resolutions dated December 12, 2012

6.2 No Guarantee of Employment	11

6.3 Amendment or Termination	11

6.4 Transferability of RSUs	11

6.5 Withholdings	11

6.6 Governing Law	11

6.7 Severability	12

6.8 Currency	12

6.9 Release of Liability	12

6.10 Successors and Assigns	12

ii

1.	ESTABLISHMENT OF THE PLAN

1.1	Purpose

Aurizon Mines Limited (the “Corporation”) established the Restricted Share Unit Plan (the “Plan”) effective August 8, 2012. The purpose of the Plan is to advance the interests of the Corporation through the attraction, retention and motivation of employees and to strengthen the alignment of interests between the employees and the shareholders of the Corporation by linking a portion of annual employee compensation to the future value of the Shares.

1.2	Funding

The Plan will be unfunded. The Corporation’s obligations hereunder will constitute general, unsecured obligations, payable solely out of its general assets, and no Participant or other person will have any right to any specific assets of the Corporation. Neither the Corporation nor the Committee will be deemed to be a trustee of any amounts to be distributed or paid pursuant to the Plan, and no liability or obligation of the Corporation pursuant to the Plan will be deemed to be secured by any pledge of, or encumbrance on, any property of the Corporation.

1.3	Governance

(a)	Chief Executive Officer

The CEO will, at his or her discretion, recommend to the Committee for approval:

(1)	the designation of employees of the Corporation or its Subsidiaries as Participants, and

(2)	all award allocations under the Plan,

and will report to the Committee all award payments under the Plan.

(b)	The Committee

The Committee will grant final approval establishing and adopting the Plan and will approve or determine:

(1)	the designation of employees of the Corporation or its Subsidiaries as Participants, and

(2)	all award allocations under the Plan.

The Committee will also have the authority to alter, amend, replace or revoke the Plan. RSUs already allocated to individual RSU Accounts will not be diminished or retracted except as expressly set forth in the Plan but may be replaced with contingent compensation which is as at the time of replacement of at least equal value. The Committee will also have the discretion to make exceptions to the terms of the Plan on an individual or group basis. No change or exception to the terms of the Plan will be made retroactively if it would prejudice the existing rights of a Participant under the Plan.

(c)	Interpretation

The Committee will interpret the terms of the Plan and its determinations will be final.

2.	DEFINITIONS

As used in the Plan, the following terms have the following meanings:

(a)	“Allocation Year” means the Fiscal Year in which a particular RSU Allocation occurs.

(b)	“Beneficiary” means the person last designated by the Participant pursuant to Section 6.1 (Beneficiary Designation) to receive payments under the Plan upon the Participant’s death.

(c)	“Business Day” means any day, other than a Saturday or a Sunday, on which the TSX is open for trading.

(d)	“CEO” means the Chief Executive Officer of the Corporation.

(e)	“Change of Control” means the occurrence of any of the following events:

(1)	the acquisition, directly or indirectly, by any person or group of persons acting jointly or in concert, as such terms are defined in the Securities Act (British Columbia), of Shares which, when added to all other Shares at the time held directly or indirectly by such person or persons acting jointly or in concert, constitutes for the first time in the aggregate 20% or more of the outstanding Shares;

(2)	the removal, by extraordinary resolution of the shareholders of the Corporation, of more than 50% of the then incumbent Board of Directors of the Corporation, or the election or appointment of a majority of directors to the Corporation’s Board who were not members or nominees of the Corporation’s incumbent Board at the time immediately preceding such election or appointment;

(3)	the consummation of a sale of all or substantially all of the assets or undertaking of the Corporation; or

(4)	the consummation of a reorganization, plan of arrangement, merger or other transaction which has substantially the same effect as (1) to (3) above.

Notwithstanding the foregoing, paragraph (1) above will not be triggered where such acquisition is made by:

(i)	a person whose ordinary business (the “Investment Manager”) includes the management or administration of investment funds or mutual funds for other persons and the Shares are held by the Investment Manager in the ordinary course of such business in the performance of its duties for the account of any other person;

(ii)	a person (the “Statutory Body”) that is established by statute for purposes that include, and the ordinary business or activity of such person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies and the Statutory Body holds the Shares in the ordinary course of and for the purposes of its activities as such; or

(iii)	a person (the “Plan Administrator”) that is the administrator or the trustee of one or more pension funds or plans registered under the laws of Canada or the United States of America or any province or state thereof (each, a “Plan”) or is a Plan and the Shares are held by it in the ordinary course of and for the purposes of its activities as such;

provided, however, that in any of the foregoing cases, the Investment Manager, the Statutory Body, the Plan Administrator or the Plan, as the case may be, did not acquire and does not beneficially own or hold the Shares for the purpose of or with the effect of changing or influencing the control of the Corporation, either alone or acting jointly or in concert with any other person, or in connection with or as a participant in any transaction having that purpose or effect; and is not making and has not announced an intention to make a Take Over Bid, alone or by acting jointly or in concert with any other person, other than by means of ordinary market transactions in respect of the Shares executed through the facilities of the TSX.

(f)	“Committee” means the Board of Directors of the Corporation or, if the Board of Directors so determines, a committee of the Board of Directors authorized to administer the Plan.

(g)	“Continuing Entity” means any entity that is a successor to the Corporation resulting from any reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale, business combination, or similar transactions or series of integrated transactions involving the Corporation, its Subsidiaries or its shareholders.

(h)	“Corporation” means Aurizon Mines Limited and any successor thereto.

(i)	“Disability” means, in respect of a Participant, a Disability as defined in the Employment Agreement or, in the absence of such a definition, means the inability of the Participant substantially to perform the duties and responsibilities of the Participant’s employment as a result of illness or injury, as determined by the Corporation in its discretion.

(j)	“Employment Agreement” means, in respect of a Participant, the written agreement, if any, made between the Participant and the Corporation or its Subsidiary that governs the employment of the Participant.

(k)	“Fair Market Value” at any date in respect of the Shares means the closing price of the Shares on the TSX on the immediately preceding Business Day. In the event that the Shares did not trade on the immediately preceding Business Day, Fair Market Value means the closing price of the Shares on the TSX on the last Business Day on which the Shares traded. In the event that the Shares are not listed and posted for trading on any stock exchange, Fair Market Value means the fair market value of the Shares as reasonably determined by the Committee, in its sole discretion.

(l)	“Fiscal Year” means January 1 to December 31, or such other fiscal year as the Corporation may adopt from time to time.

(m)	“Income Tax Act” means the Income Tax Act (Canada) and the regulations thereunder as from time to time amended, varied or re-enacted.

(n)	“Just Cause” means just cause to terminate the employment of the Participant pursuant to the Employment Agreement or at common law.

(o)	“Participant” means an employee of the Corporation (including a director of the Corporation who is a salaried employee) or its Subsidiaries whose participation in the Plan is approved by the Committee and to whom RSUs are allocated under the Plan.

(p)	“Plan” means this Restricted Share Unit Plan, as altered, amended or restated from time to time.

(q)	“Publicly Traded Entity” means any corporation, partnership, limited partnership or trust the common shares of which are listed on a North American stock exchange.

(r)	“RSU” means a restricted share unit allocated to a Participant pursuant to Section 4.2 (RSU Allocations) or credited to a Participant pursuant to Section 4.4 (RSU Dividends).

(s)	“RSU Account” means the account established by the Corporation in respect of a Participant pursuant to Section 4.1 (RSU Accounts) to which RSU Allocations and RSU Dividends are recorded.

(t)	“RSU Allocations” means the RSUs referred to in Section 4.2 (RSU Allocations) applied to and recorded in RSU Accounts for Participants.

(u)	“RSU Dividends” means the RSUs referred to in Section 4.4 (RSU Dividends) applied to and recorded in RSU Accounts for Participants.

(v)	“Share” means a common share of the Corporation or any other share or security into which such Share may be changed, reclassified, subdivided, consolidated or converted.

(w)	“Subsidiary” means any corporation that is a subsidiary (as such term is defined in the Canada Business Corporations Act, as such provision is from time to time amended, varied or re-enacted) of the Corporation and includes any joint venture, partnership or limited partnership which is, directly or indirectly, controlled by the Corporation.

(x)	“Take Over Bid” means a take over bid that is a formal bid, both as defined in the Securities Act (British Columbia), as such provisions are from time to time amended, varied or re-enacted.

(y)	“TSX” means the Toronto Stock Exchange or, if the Shares are at the relevant time not listed on the Toronto Stock Exchange, such other stock exchange on which the Shares are then principally listed or quoted.

(z)	“Valuation Date” means the date upon which a Participant’s RSUs are valued, being the earliest of the date:

(1)	on which the Participant’s RSUs vest pursuant to Section 5.1 (Vesting of Benefits);

(2)	of the Participant’s termination of employment without cause, resignation, or death, whichever occurs first;

(3)	on which the Corporation terminates the employment of the Participant as a result of Disability; and

(4)	the Plan is terminated in accordance with Section 6.3 (Termination).

(aa)

“Volume-Weighted Value” means the volume-weighted average trading price per Share on the TSX during the five (5) Business Day period ending on the relevant Valuation Date. In the event that the Shares are not listed and posted for trading on any stock exchange, Volume-Weighted Value means the fair market value of the Shares as reasonably determined by the Committee, in its sole discretion.

Section headings are for convenience only and will not be considered as part of the terms and provisions of the Plan. Words in the singular will include words in the plural and vice versa, unless qualified by context.

3.	ELIGIBILITY

3.1	Eligibility

The CEO may, in his or her discretion, recommend to the Committee from time to time employees who should be Participants. The Committee will approve or determine the Participants. The effective date for commencement of participation in the Plan by a Participant will be the date determined by the Committee.

3.2	Continuation of Participation

Each Participant will continue to participate in the Plan for as long as the Participant remains entitled to benefits hereunder, but the Committee may determine that a person should no longer participate in the Plan on a prospective basis.

4.	RESTRICTED SHARE UNIT ACCOUNTS

4.1	RSU Accounts

The Corporation will establish a RSU Account for each Participant in order to record the RSU Allocations and RSU Dividends credited thereto pursuant to Sections 4.2 and 4.4 respectively. Until a Participant receives a RSU Allocation, the Participant will not be entitled to any payment, compensation or benefit of any kind under this Plan.

4.2	RSU Allocations

Where recommended by the CEO and approved or determined by the Committee, the Corporation will allocate RSUs to the RSU Account for each Participant on a date determined by the Committee.

4.3	Number of RSUs

The number of RSUs each Participant may be allocated from time to time will be determined by the Committee in its discretion. For greater certainty, the amount determined for a particular Allocation Year may be zero. If the grant is specified by dollar value, the number of RSUs to be credited to each Participant’s RSU Account will be determined by dividing the dollar amount to be paid to him or her by the Fair Market

Value of the Shares on the date of grant, and rounding the result to the nearest whole number.

4.4	RSU Dividends

In the event that a cash dividend is declared and paid by the Corporation on the Shares, Participants will be credited with RSU Dividends in respect of the RSUs already credited to their respective accounts. The number of such RSU Dividends to be credited to each Participant’s account will be determined by dividing the total amount of the dividends that would have been paid to the Participant if the RSUs in the Participant’s account on the dividend record date had been outstanding Shares (and the Participant held no other Shares), by the Fair Market Value of the Shares on the dividend payment date, and rounding the result to the nearest whole number. No RSU Dividends will be credited to a Participant’s account in respect of dividends paid on Shares where the dividend record date falls after the Valuation Date for the corresponding RSUs.

5.	PAYMENT OF BENEFITS

5.1	Vesting of Benefits

Subject to Sections 5.2 to 5.7 inclusive and subject to other or different terms approved by the Committee at the time of the allocation or at any time thereafter, a Participant will become vested in those RSUs allocated to him or her as to one-third (as near as practicable) on each of the first, second and third anniversary of the date of grant.

At the time it approves the allocation of RSUs to a Participant’s RSU Account, the Committee in its discretion may impose, in respect of a particular grant, vesting criteria based on performance measures, which criteria will be set out specifically in a letter from the Corporation to the Participant at that time.

5.2	Vesting of RSU Dividends

RSU Dividends will vest at the same time as the RSUs in respect of which they are allocated to a Participant’s RSU Account.

5.3	Determinations on a Change of Control

In the event of the occurrence of a Change of Control, the Committee may in its discretion take one or more of the following actions:

(a)

arrange for or otherwise provide that the obligations of the Corporation under the Plan will be assumed, or a substantially similar plan will be substituted, by a Continuing Entity or by the offeror under a Take Over Bid, or by the parent or any subsidiary of that Continuing Entity or offeror, provided that the Continuing Entity, offeror, parent or subsidiary assuming the obligations under the Plan or substituting a plan is a Publicly Traded Entity and the securities which are used for the calculation of the Fair Market Value and the Volume-Weighted Value under such plan are listed and trading on a North American stock exchange;

(b)	arrange or otherwise provide for the payment of cash or other consideration or compensation to Participants in exchange for the satisfaction or purchase and cancellation of outstanding RSUs and determine the date of payment; or

(c)	make such other modifications, adjustments or amendments to outstanding RSUs or the Plan as the Committee deems necessary or appropriate.

5.4	Payment of Benefits

Subject to Sections 5.5 to 5.7 inclusive, the Corporation will pay to a Participant or his or her legal representative a lump sum cash payment, net of any applicable withholdings, equal to the number of RSUs allocated or credited to the Participant’s RSU Account, multiplied by the Volume-Weighted Value of one Share on the relevant Valuation Date, within 30 days after the date that those RSUs have vested to the Participant in accordance with Section 5.1 above, and in any event not later than December 31 of the year that is three years after the date of grant.

Despite the preceding paragraph, in respect of an RSU Allocation that vests in allotments over time, a Participant may ask that payment of the vested RSUs in his or her RSU Account be deferred, provided that in no event shall the deferral period exceed the maximum deferral period permitted under the Income Tax Act, as determined by the Corporation. The request to defer must be made prior to the date the RSUs vest, must be made in respect of all of the RSUs that vest at that time, and must be made in a form and in accordance with timing determined by the Committee.

Except as provided in Sections 5.5 to 5.7 inclusive, if a Participant elects and is permitted to defer receipt of payment of any RSUs in his or her RSU Account, the deferred RSUs will be paid to the Participant as if they had vested on the next vesting date for RSUs allocated in the same Allocation Year, and the value of the deferred vested RSUs will be the number of deferred vested RSUs held by the Participant multiplied by the Volume-Weighted Value of one Share as at that next vesting date.

Despite any provision in the Plan to the contrary, in no event will RSUs be paid later than December 31 of the year that is three years after the date of grant.

5.5	Payment of Benefits on Termination of Employment

(a)	Voluntary Termination of Employment

Subject to sections 5.5(b)(1) and 5.5(b)(2), if a Participant voluntarily terminates his or her employment with the Corporation or its Subsidiaries, any unvested RSUs in the Participant’s RSU Account as of the earlier of the date that:

(1)	notice of termination is provided by the Participant to the Corporation or its Subsidiaries; and

(2)	the Participant would have been required to give notice of termination under the Employment Agreement in order to properly effect a termination on the date of termination,

are immediately forfeited, but any vested RSUs in the Participant’s RSU Account will be paid to the Participant within 60 days following the date of termination of employment. The value of the vested but unpaid RSUs will be as determined by Section 5.4.

(b)	Involuntary Termination of Employment

(1)	Just Cause

If a Participant is terminated from employment by the Corporation or its Subsidiaries for Just Cause or if Just Cause exists and the Participant terminates employment with the Corporation or its Subsidiaries, all vested and unvested RSUs in the Participant’s RSU Account are forfeited immediately upon the date of termination and no benefits are payable under the Plan.

(2)	Not For Cause Following a Change of Control

If, within six months following a Change of Control, a Participant is terminated from employment by the Corporation or its Subsidiaries without Just Cause, or a Participant terminates employment with the Corporation or its Subsidiaries for “Good Cause” pursuant to a right contained in his or her Employment Agreement, the Participant will be entitled to all of the vested and unvested RSUs in his or her RSU Account as of the date of termination, which will be paid within 60 days following the date of termination.

The value of the unvested and vested but unpaid RSUs will be as determined by Section 5.4.

(3)	Not For Cause

If, at any other time, a Participant is terminated from employment by the Corporation or its Subsidiaries without Just Cause, the Participant will be entitled to all of the vested RSUs in his or her RSU Account, which will be paid within 60 days following the date of termination, but all unvested RSUs are forfeited on the date of termination.

The value of the vested but unpaid RSUs will be as determined by Section 5.4.

5.6	Payment of Benefits Upon Disability

Upon a Participant’s termination as a result of Disability, the Participant will be entitled to all of the vested and unvested RSUs in his or her RSU Account as of the date the Corporation or its Subsidiary terminates the employment of the Participant, which will be paid within 60 days after the termination date.

The value of the unvested and vested but unpaid RSUs will be as determined by Section 5.4.

5.7	Payment of Benefits Upon Death

Upon a Participant’s death, the Participant or his or her Beneficiary will be entitled to all of the vested and unvested RSUs in his or her RSU Account, which will be paid within 60 days after the date of death.

The value of the unvested and vested but unpaid RSUs will be as determined by Section 5.4.

5.8	General

For purposes of the Plan, a Participant’s date of termination of employment will be the Participant’s last day of active service with the Corporation or its Subsidiaries, or in the case of a termination as a result of Disability will be the date the Corporation or its Subsidiary advises the Participant is the termination date. The date of termination will precede any actual or notional notice period or any period used to calculate any severance payment or termination compensation unless and only to the extent that the Participant was providing active service during that period. Despite any term of the Employment Agreement, the Participant will not be entitled to any compensation for or in lieu of any entitlement under this Plan as part of any severance payment or termination compensation that may be owing to the Participant under the Employment Agreement.

The Corporation will not be responsible or liable to any Participant for any decline in the value of any RSUs under the Plan that occurs either prior to the Valuation Date or between the Valuation Date and the date the Participant receives payment. Effective the date that a Participant or Beneficiary receives payment of RSUs or the date of forfeiture of RSUs, the Corporation will deduct from the RSU Account of the Participant a number of RSUs equal to the RSUs paid or forfeited.

6.	GENERAL PROVISIONS

6.1	Beneficiary Designation

A Participant may designate a Beneficiary to receive RSU payments that become payable under the Plan pursuant to Section 5.7 (Payment of Benefits Upon Death) in the event of a Participant’s death. A Participant may elect to alter or revoke such designation at any time in writing provided to the Corporation, subject to any applicable legislation.

6.2	No Guarantee of Employment

The existence of the Plan is in no way to be construed as a guarantee of continued employment for any Participant, or of entitlement to any future Plan awards, benefits or payments.

6.3	Amendment or Termination

Subject to the limitations in section 1.3(b), the Corporation reserves the right, at any time and from time to time at its discretion, to amend the terms of the Plan or to terminate the Plan in its entirety. In the event of a termination of the Plan, all amounts, including RSU Dividends, credited to a RSU Account will be paid out by the Corporation to the Participant less all applicable withholding taxes as soon as reasonably possible after the date of termination of the Plan based on the Volume-Weighted Value of the Shares, and Participants will accrue no further rights or benefits under the Plan.

6.4	Transferability of RSUs

The rights and interests of a Participant in respect of the RSUs held in such Participant’s RSU Account will not be transferable or assignable other than by will or the laws of succession to the legal representative of the Participant or, subject to applicable law, to a dependant or relation (as that term is used in paragraph 6801(d) of the Regulations under the Income Tax Act (Canada)), including, without limitation, a spouse of the Participant.

6.5	Withholdings

The Corporation will withhold from any benefits payable under the Plan all federal and provincial taxes and other deductions as required by applicable legislation and is not required to gross-up the amount of benefits payable under the Plan in order to account for any taxes or other obligations. The Participant will be responsible for all income tax and other obligations arising from the terms and conditions of the Plan.

6.6	Governing Law

The Plan will be governed by the laws of British Columbia and the laws of Canada applicable in British Columbia.

6.7	Severability

In the event that any provision of the Plan is determined to be void or unenforceable in whole or in part, it will not be deemed to affect or impair the validity of any other provision of the Plan.

6.8	Currency

The monetary amounts hereunder will be in Canadian currency.

6.9	Release of Liability

In the event of a claim or demand for additional tax or statutory remittances. deductions or obligations with respect to payments under the Plan, the Participant will indemnify and save harmless the Corporation from any and all such claims or demands and will immediately remit such additional amounts as may be determined to be due and provide the Corporation with evidence that he or she has done so.

6.10	Successors and Assigns

The Corporation may assign this Plan at any time and the Plan will inure to the benefit of the Corporation and its successors and assigns.